UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

PROSOFTTRAINING COM (Name of Issuer)
Common Stock, $0.001 par value per share (Title of Class of Securities)
743477101 (CUSIP Number)
David A. Jenkins, Esquire
Smith, Katzenstein & Furlow LLP
800 Delaware Ave., 7th Floor, P.O. Box 410
Wilmington, DE 19899
302-652-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 04, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 743477101

1.	Names of Reporting Persons. Charles Livingston Grimes I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         The title and class of equity securities to which this Statement relates to is common stock, par value $0.001 per share of the Company. The name of the issuer of such securities is ProsoftTraining.com, a Nevada corporation, which has its principal executive offices at 410 N. 44th Street, Suite 600, Pheonix, AZ 85008.

Item 2. Identity and Background.

(a)	Name: Charles Livingston Grimes.

(b)	Residence or business address: P.O. Box 136, Mendenhall, PA 19357.

(c)	Present Principal Occupation or Employment: Investor.

(d)	Criminal Conviction: None.

(e)	Court or Administrative Proceedings: None.

(f)	Citizenship: United States.

Item 3. Source and Amount of Funds or Other Consideration: Not applicable.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

None.
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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Zero (0) shares of common stock, which is 0.0% of the Class.

(b)	Zero (0) shares with sole voting power, shared voting power, sole dispositive power and shared dispositive power.

(c)	2,000,000 shares were sold between December 4, 2003 and December 15, 2003 via regular broker transactions on the NASDAQ-Small Cap Market.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2003
By:	/s/ Charles Livingston Grimes Charles Livingston Grimes

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